Filed Pursuant to Rule 433
Registration No. 333-168879
November 16, 2010
PRICING TERM SHEET
GATX Corporation 3.500% Senior Notes due 2016

Issuer:	GATX Corporation

Security:	3.500% Senior Notes due 2016

Size:	$250,000,000

Maturity Date:	July 15, 2016

Coupon:	3.500%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2011

Price to Investors:	99.912%

Benchmark Treasury:	UST 1.250% due October 31, 2015

Benchmark Treasury Yield:	1.516%

Spread to Benchmark Treasury:	200 bps

Make-Whole Spread (used to calculate Make-Whole Amount):	30 bps

Expected Settlement Date:	November 19, 2010 (T+3)

CUSIP/ISIN:	361448 AK9 / US361448AK93

Anticipated Ratings:	Baa1 (stable outlook) by Moody’s Investors Service, Inc.
BBB (stable outlook) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Mizuho Securities USA Inc.
PNC Capital Markets LLC
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Citigroup Global Markets Inc. at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at
1-800-294-1322.